Exhibit (a)(1)(i)

Cover Letter to Offer to Repurchase

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL

INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY A NOTIFICATION OF THE FUND’S REPURCHASE OFFER.

BARINGS PRIVATE EQUITY OPPORTUNITIES AND COMMITMENTS FUND

300 South Tryon Street, Suite 2500

Charlotte, North Carolina 28202

February 14, 2023

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Barings Private Equity Opportunities and Commitments Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund for repurchase at this time, please disregard this notice and take no action. The Fund currently has four classes of Shares: Class 1 Shares, Class 2 Shares, Class 3 and Class 4 Shares (collectively, the “Shares”).

A shareholder who tenders Shares prior to holding such Shares for 12 consecutive months will be subject to an “early repurchase fee,” which will reduce the Shareholder’s payment by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on February 14, 2023 and end at 11:59 p.m., Eastern Time, on March 29, 2023 (the “Expiration Date”). The purpose of the tender offer is to provide liquidity to shareholders of the Fund (“Shareholders”). Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it to the Fund by mail (State Street Bank and Trust Company, Attn: Barings Private Equity Opportunities and Commitments Fund Transfer Agent, Mailcode OHD1, Box 5493, Boston, MA 02206), overnight mail (State Street Bank and Trust Company, Attn: Barings Private Equity Opportunities and Commitments Fund Transfer Agent, Mailcode OHD1, 1 Heritage Drive, North Quincy, MA 02171), or fax ((617) 937-3051), as instructed in the Letter of Transmittal. All tenders of Shares must be received in good order by the Fund’s administrator by 11:59 p.m., Eastern Time, on March 29, 2023.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest bearing debt obligation, which may or may not be certificated, entitling you to an initial payment equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the valuation date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you within 65 days after the Expiration Date, in accordance with the terms of the tender offer. The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. It is expected that the next annual audit of the Fund’s financial statements will be completed by the end of May 2023.

If more than 517,540 Shares are tendered to the Fund before the expiration of the repurchase offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the repurchase offer, if necessary, and increase the number of Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended repurchase offer period; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to the tender offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this tender offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call 1-877-766-0014.

Sincerely,

Barings Private Equity Opportunities and Commitments Fund